Exhibit 21.1

RVL Pharmaceuticals plc

Subsidiary	State or Other Jurisdiction of Organization
RVL Holdings US LLC	Delaware
Osmotica Kereskedelmi es Szolgaltato Kft	Hungary
Osmotica Pharmaceutical Corp.	Delaware
RVL Pharmaceuticals, Inc.	Delaware
Osmotica Argentina, S.A.	Argentina
Valkyrie Group Holdings, Inc.	Delaware
RVL Pharmacy, LLC	Delaware